03 MAY -6 AM 7:21

April 22, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.


03022202

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Management Buyout of Genesis Technology "

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Thank you for your assistance in handling it as required.

Sincerely yours,

Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

dlw 6/4

NEWS RELEASE

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Genesis Technology Inc.

Nikko Principal Investments Japan Ltd.

## Management Buyout of Genesis Technology

TOKYO (April 22, 2003) – Kobe Steel, Ltd. (TSE: 5406) and Nikko Principal Investments Japan Ltd. (NPI), a wholly owned subsidiary of Nikko Cordial Corporation (TSE: 8603), have agreed that Kobe Steel transfer 20,800 shares (65 percent of the outstanding shares) of its wholly owned subsidiary Genesis Technology Inc. (GTI) to NPI's special-purpose company GTI Holdings, Inc. for 3.5 billion yen on April 25. Simultaneously, GTI's current bank loan will be refinanced by a syndicated loan in the way a typical leveraged buyout is structured. Upon closing, GTI will be no longer consolidated to Kobe Steel's financial statements. It aims to further grow an independent semiconductor testing house and go public in the near future.

The transaction is featured as a management buyout. GTI's management will acquire a portion of GTI's shares, while Kobe Steel will continue to support GTI as its second largest shareholder.

GTI provides semiconductor manufacturers with testing services and is not only one of the largest in Japan but also one of the leading players worldwide. Established in December 1987, GTI started out as an affiliate of Kobe Steel. Kobe Steel increased its equity in GTI through private placements, acquiring the portions held by other shareholders, and fully acquired GTI' outstanding shares in November 1999.

Following an outsourcing trend in the semiconductor industry, GTI's business steadily expanded over the years, with testing facilities in Iruma-gun, Saitama; Nishiwaki, Hyogo; and Hayami-gun, Oita. Sales in the year ended in March 2003 are expected to reach 11 billion yen.

Kobe Steel has been allocating its resources under a policy of "selection and consolidation" to strengthen its profit base. Following this policy, in 2001 Kobe Steel withdrew from semiconductor manufacturing. As a result, GTI's operations now have relatively small synergies to those of the Kobe Steel Group. However, as the outsourcing trend in semiconductor testing is expected to continue, Kobe Steel and GTI management have decided to go for a management buyout of GTI following NPI's proposal. As an independent company, GTI will be able to increase the speed of its decision-making and implement a management system that matches the characteristics and size of the business. These changes are anticipated to enable GTI to continue to grow, expediting the way to go public.

NPI is a subsidiary of the Merchant Banking Division of The Nikko Cordial Group. Similar to its sister company Nikko Principal Investments Limited in England, NPI, dedicated to principal investment, invests Nikko's own 100 billion yen capital on a mid-to-long term perspective in private companies and the remaining equity portion, following successful debt

re-financing and potentially including the use of securitization. NPI has a considerable track record in raising corporate value, based on its extensive in-depth financial expertise and support. As an MBO partner, NPI aims to help GTI expand its business.

**Genesis Technology Inc.**

| | |
|---|---|
| Location | Nishiwaki, Hyogo Prefecture |
| President | Yuzo Miura |
| Established | December 1987 |
| Capital | 1.9 billion yen |
| Employees | 540 |
| Business | Semiconductor testing services, semiconductor assembly |

**Nikko Principal Investments Japan Ltd.**

| | |
|---|---|
| Location | Tokyo |
| President & CEO | Hirofumi Hirano |
| Established | March 2000 |
| Capital | 2.5 billion yen |
| Business | Merchant banking business, including private equity investment |

**Management Buyout (MBO)**

In a management buyout, the management or employees of a business unit or subsidiary acquire the shares of the business and its management rights in order to continue that business as an independent entity. An outside financial sponsor commonly serves as the MBO partner and provides financing for the acquisition, as does the management of the business unit. After the MBO, the financial sponsor collaborates in the business development of the new company.

**Media Contacts:**


Gary Tsuchida
Kobe Steel, Ltd.
Tokyo, Japan
Tel (03) 5739-6010

Akihiro Koto
Genesis Technology Inc.
Nishiwaki, Japan
Tel (0795) 23-6842

Toshiharu Masuzoe
Nikko Principal Investments Japan Ltd.
Tokyo, Japan
Tel (03) 3500-0178